Exhibit No. 99
The Progressive Corporation and Subsidiaries
Letter to Shareholders
The top-line results for the first quarter were our most disappointing for some time.
For the quarter, aggregate growth measures were slow, and it was late into the quarter before we saw any measurable response to the more aggressive rating actions we had previously announced. Margins remained strong at 10.5%, even with higher mid-quarter frequency from seasonal storms. While still strong, our current margin suggests some closure of the gap between our reaffirmed target of a 4% underwriting profit and the last several years of sustained double-digit margins; this measure moves slowly and rates from new premium levels are not reflected instantaneously in aggregate numbers. We believe we are on the correct course in evaluating the trade-offs between growth and margin with additional opportunities in selected segments. As we expected, reaction to lowering prices is less dramatic in the current market, defined by relative rate stability or reduction.
It is no longer news to talk about reduced frequency, although over the last several years this has been the most significant external influence that has caused the industry to reshuffle and ultimately begin to settle at new, and lower, price levels. We have generally responded quickly to upward pricing pressure and more hesitantly to downward pressures for the fear of a reversal and subsequent rate shock to our customers. The quarter did not suggest any highly notable changes in frequency or severity, outside of seasonality and some rapidly rising costs in PIP coverage, particularly in New York.
Since signaling our commitment to respond to the low-cost environment, we have reduced our average premiums per auto policy in the range of 2-4%, with selected segments showing wider and deeper ranges. While average premiums are influenced by a number of mix issues, such as selected limits and vehicle-age composition, because of the 2-4% reduction referenced above, it is reasonable to conclude that we will face a deflationary effect on premium per policy, period-over-period, for some time. Appropriately, our focus has been on unit growth and we have adapted our most important measures of performance to reflect the emphasis on growth in polices in force. Total policies in force for the quarter grew by about 220,000, or 2.2%, from year-end 2006 and about 3% from the same period in 2006.
Our Direct Business’s private passenger auto product policies in force grew about 5% year over year, responding quite well to recent rate actions with increased new business conversion and early signs of improving retention. The shift to both Internet quoting and complete policy purchase online continues to be notable for this business and during the quarter we increased availability of “e-fulfillment,” paperless fulfillment of an auto insurance policy. Similar efforts to reduce paper billing forms during the life of a policy have been well received and, in some markets, are even better received when we test our offer to fund the planting of a tree for each customer who enrolls.
By the end of the first quarter, we experienced new private passenger auto business application growth in half of our states for both our Agency and Direct Businesses. We have several large and important states that are not meeting our growth objectives and they have a disproportionate influence on aggregate numbers. Florida, Texas and Virginia top this list and have our attention.
We have made some exciting and definitive steps to address identified structural impediments to meeting our long-term customer rate expectations that we believe will lead to improved retention in the future. Our retention focus, discussed in great depth in our recent year-end report, remains appropriately intense and multi-faceted. During the quarter, both our retention and our estimation of policy life measures increased in almost every tier, but still trail the performance of the same period a year ago. Directionally this is an encouraging result and consistent with our efforts, but there is still considerable opportunity for significant improvement. Retention gains are critical for ongoing growth in policies in force, especially given the slowed growth in new applications. Renewal policies now account for 78% of our book of private passenger auto policies.
During the quarter, we aired the first television commercials produced in collaboration with our new ad agency. The initial focus was on telling the story of our concierge claims offering and just what consumers should expect from this distinctive service. With over 50 operating centers, we are now in a position to promote the service more broadly and the commercials are having the intended positive effect of increasing consumers’ awareness of the service. Our customer satisfaction measures and ultimate retention of those who used the service are some of the most encouraging of any offering we have made. We are now positioned to capitalize on this concept and expect to increase our marketing focus and price attractiveness in areas where we offer the service.
While this is clearly a challenging period in which to demonstrate growth consistent with our aspirations, the slower growth has created, and will continue to create, appropriate focus on our most important operational challenges. We are genuinely excited by the potential for increased performance on several fronts.
/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer